411 SOUTH 13TH STREET, SECOND FLOOR · LINCOLN NE 68508 · P: 402.435.3223 · F: 402.435.4239

May 23, 2018

VIA EDGAR

Mr. John Dana Brown

Attorney Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	U.S. Xpress Enterprises, Inc.
Form S-1
Filed May 7, 2018
File No. 333-224711

Dear Mr. Brown:

On behalf of U.S. Xpress Enterprises, Inc. (the “Company”), we are hereby responding to the letter, dated May 21, 2018 (the “Comment Letter”) from John Dana Brown, Attorney Advisor, Office of Transportation and Leisure, of the United States Securities and Exchange Commission (the “Commission”) Division of Corporation Finance (the “Staff”) regarding the Company’s publicly filed registration statement on Form S-1, submitted on May 7, 2018 File No. 333-224711 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company has submitted today to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in Amendment No. 1 unless defined herein and page numbers correspond to the page numbers in Amendment No. 1.

The Company has authorized us to respond to the Comment Letter as follows:

Use of Proceeds, page 52

1.              Please disclose the purchase price of the Tunnel Hill real estate pursuant to Item 504 of Regulation S-K. We note that you will use offering proceeds for the purchase of the property. While you state here that the purchase price has been determined by an independent third-party appraisal, you do not disclose the price.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 52 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities, page 80

2.              Please provide a more robust analysis of the material change in cash flows from operating activities between the interim periods presented. In doing so, address the significant drivers underlying material changes in individual items cited and their impact on cash. Please note that citing accrual based net income, changes in accounts receivable and noncash items like depreciation may not provide a sufficient basis to understand how cash was affected and changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify variance factors cited, pursuant to section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance. Additionally, consider such disclosure for material changes between comparative annual periods presented.

Response: The Company acknowledges the Staff’s comment and, in response, has revised the disclosure appearing on page 80 of Amendment No. 1.

Management, page 106

3.              Please file consents pursuant to Rule 438 of the Securities Act from Messrs. Connors, Nash, and Braman to be named as directors in the registration statement.

Response: The Company acknowledges the Staff’s comment and, in response, has filed the consents as Exhibits 23.3 through 23.7.

General

4.              Regarding your dual class structure please address the following:

•                  If ownership under your dual class structure will cause you to be a controlled company exempt from any NYSE corporate governance rules please so state and disclose whether you intend to use such exemptions, and

•                  Tell us what consideration you gave to providing risk factor disclosure that your dual class structure could inhibit inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

Response: The Company acknowledges the Staff’s comment in the first bullet point above and, in response, has revised the disclosure appearing on pages 12 and 109 of Amendment No. 1 to reflect that, while the Company’s dual class structure may qualify it to be a “controlled company” under applicable NYSE rules, the Company does not intend to rely on the exemptions from any NYSE corporate governance rules. The Company acknowledges the Staff’s comment in the second bullet point above and, in response, has revised the disclosure appearing on page 40 of Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (402) 435-3223 or hscherr@scudderlaw.com.

Sincerely,

/s/ Heidi Hornung-Scherr

Heidi Hornung-Scherr

c:                                      Eric Fuller

U.S. Xpress Enterprises, Inc.

Arthur D. Robinson, Esq.

David W. Azarkh, Esq.

Simpson Thacher & Bartlett LLP

Mark A. Scudder, Esq.

Scudder Law Firm, P.C., L.L.O.